

July 26, 2013

Kristin H. Ives, Esq.
Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, Pennsylvania 19103

      Re: Franklin Alternative Strategies Fund (the "Trust")
            File Nos. 811-22641, 333-189667

Dear Ms. Ives:

      We have reviewed the registration statement on Form N-1A filed June 28, 2013 with the Commission on behalf of the above-referenced registrant. The filing was made for the purpose of registering shares of a new series of the Trust, the Franklin K2 Alternative Strategies Fund (the "Fund") under the Securities Act of 1933. Our comments are set forth below. Please consider a comment made with respect to one section of the registration statement applicable to similar disclosure elsewhere in the registration statement.

Prospectus

1. On page 2, please note that the fee table and the Example must be complete prior to the Fund's request for effectiveness. Please provide the information required by Item 3 of Form N-1A regarding the fund's annual fund operating expenses. We may have further comments.

2. On page 2, the "Other Expenses" line item in the fee table must include an estimate for any dividends, interest, or premiums and/or expenses that are paid for shares sold short. Accordingly, please confirm that interest expenses from the Fund's short positions will be included in this line item. Alternatively, a subcategory may be added in a line item under "Other Expenses" to disclose specifically the expenses of selling short, particularly if they represent a material percentage of "Other" expenses.

3. On page 2, in footnote 1 to the fee table, we have the following comments:

    a. The second sentence states that "Management" has contractually agreed...." Please replace "Management" with "The Investment Manager" to state precisely the entity that is contractually bound by the fee waiver.

b. Also in the second sentence, please replace the phrase "certain non-routine expenses" with the specific expenses that are excluded from the fee waiver (*e.g*., 12b-1 fees, acquired fund fees and expenses, etc.).

c. Please confirm to us and disclose that the fee waiver will be in place for at least one-year from the effective date of the registration statement.

d. The last sentence of the footnote states: "The investment manager also has contractually agreed in advance to reduce its fees as a result of the Fund's investment in a Franklin Templeton money fund for at least the next 12-month period." Please include all terms and conditions of the investment manager's fee waiver in the footnote. With regard to the Fund's investment in the Franklin Templeton money fund, please disclose the amount by which the investment manager will "reduce its fees" (*e.g.*, is the fee reduction to the extent that the Fund pays any fees/expenses of the money fund?). Also, please confirm that these fees are included in the Fund's acquired fund fees and expenses and that the corresponding waiver is included in the fee waiver calculation.

e. If there will be an opportunity for the investment manager to recoup any fees waived under the fee waiver, please disclose the terms of the recoupment here.

4. In Principal Investment Strategies on pages 3 and 4, please make the following revisions:

a. In the second sentence, it states that the Fund is structured as a "multi-manager fund." Please explain here what this means (*i.e*., that the Fund uses multiple sub-advisers).

b. At the end of the first paragraph, please define "investment funds."

c. In the first line of the second paragraph, please define "equity access products."

d. In the second paragraph, in regard to the reference to "private investment vehicles," please confirm to us that the Fund will not invest more than 15% of its assets in funds exempt from registration under the 1940 Act under sections 3(c)(1) or 3(c)(7) of the Act.

e. Please describe the types of securities that the fund considers to be "evidence of indebtedness".

f. The Fund states that it will invest in "foreign companies." If these include emerging markets, please disclose so here. Please also disclose how the Fund defines an emerging market.

g. Does the Fund have a policy as to the maximum percentage of its assets it will invest in high yield debt? If so, disclose it here. Also, please disclose the distinction between high-yield debt and distressed debt securities.

h. In the fourth paragraph, it states that the "Fund's derivative investments *may* include… [emphasis added]". The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the observations in that letter and revise your disclosure concerning the use and risks of derivatives, as appropriate.

i. Also in the fourth paragraph, as it states that the Fund will invest in total return swaps and credit default swaps, the Fund must set aside an appropriate amount of segregated assets. *See,* generally, Investment Company Act Release No. 10666 (Apr. 18, 1979). If the Fund will sell or write credit default swaps, please confirm that it will cover the full notional value of such swaps. Please also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. *See* Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

5. In addition, in *Principal Investment Strategies*, on page 4, it states that "[t]he Fund may gain exposure to commodities through investments in other investment companies, ETFs, or through a wholly-owned Cayman Islands subsidiary ("Subsidiary"), which may be formed in the future. With regard to the Subsidiary, we have the following comments:

   a. In the SAI, on page 28, it states that "the Fund *has established* [the Subsidiary] [emphasis added]," "in connection with [its] use of commodities." Please correct this inconsistency regarding formation of the Subsidiary.

   b. As the reference to the Fund's investment in commodities and the Subsidiary is included in the *Principal Investment Strategies* section, please confirm that these investments will be a principal strategy of the Fund. If not, please omit this reference from this section. If it is a principal strategy, please explain to us how the formation of the Subsidiary "in the future" will impact the Fund in achieving its investment objective. For example, will the Fund be able to achieve its objective before the Subsidiary is formed, or if it isn't formed at all? Will the Fund's strategy change after the Subsidiary is formed? Is the Subsidiary necessary for the Fund to achieve its objective?

6. In addition, should the Subsidiary be formed, please address the following issues that are raised by the Fund's use of the Subsidiary:

   a. Please disclose that the fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

b. Please disclose that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) and as an investment adviser to the fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

c. Please disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody under Section 17 of the 1940 Act. Please also identify the custodian of the Subsidiary.

d. As the Fund has not received a private letter ruling from the IRS regarding the use of the Subsidiary, please disclose the Fund's basis for determining that the undistributed income it derives from the Subsidiary is qualifying income, such as an opinion of counsel.

e. Disclose, as appropriate, whether any of the Subsidiary's principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of the Fund should reflect aggregate operations of the Fund and the Subsidiary.

f. Confirm to us in your response letter that the financial statements of the Subsidiary will be consolidated with those of the Fund.

g. Confirm to us that: (1) the Subsidiary's expenses will be included in the Fund's Prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the Subsidiary and its board of directors will agree to inspection of the Subsidiary's books and records by the staff; and (4) the Subsidiary's board of directors will sign the Fund's registration statement.

7. In the discussion of the Fund's investment strategy on page 4, please:

a. In the *Long Short Equity Strategies*, explain how the Fund will make long and short investments in "common stock indices". For example, if the Fund will invest in stocks that comprise these indices, please state so and, if appropriate, please disclose the names of the indices. Also, if the Fund will make investments in derivatives that provide exposure to an index, please disclose this strategy.

b. In *Global Macro Strategies*, it states that "[e]xamples of Global Macro Strategies include discretionary and systemic macro strategies". Please provide, in plain English, a brief description of these strategies. Please also revise the descriptions of these strategies on page 11 so they are presented clearly and in plain English

Kristin H. Ives, Esq.
Page 5

8. In the *Principal Risks* section on pages 4-7, please make the following revisions:

   a. In *Derivative Instruments*, please ensure the disclosure describes the actual derivative instruments that the Fund intends to use to achieve its investment objective, and the associated risks of these specific derivatives. *See* the July 30, 2010, letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, referenced in Comment 4.h above.

   b. In *High-Yield Debt Securities*, please insert a reference to "junk bonds" immediately following the phrase "'high-yield' debt securities" in the first line. Please also include disclosure regarding the "speculative" nature of these securities.

   c. In general in this section, please disclose the risks associated with each principal investment strategy of the Fund. These should include equity-access products, loans and (specifically) loan participations, debentures, mortgage-backed and asset-backed securities, rights and warrants, private funds, exchange-traded funds and collateralized debt obligations.

   d. Please also disclose the risks associated with 1) investments in small and mid-size companies, 2) the risks associated with active trading of the Fund's portfolio and 3) the risks associated with investing through the Subsidiary.

9. In *Purchase and Sale of Fund Shares*, on page 7, please disclose the minimum purchase amount, if any, for subsequent investments in the Fund. Also, it states that the "minimum initial purchase *for most accounts* is $1,000 (or $50 under an automatic investment plan) [emphasis added]." If there is a higher minimum purchase amount for certain accounts (or for different share classes), please disclose so here.

10. Also on page 7, in *Investment Manager*, per Item 5(a) of Form N-1A, please provide the name of each sub-adviser.

11. In *Multi-Manager Approach* on pages11-12, in the discussion of the Fund's application for an exemptive order, please disclose that there is no guarantee that the Fund will receive an order.

12. In *Principal Risks*, beginning on page 11, there is a reference to sovereign debt securities, variable rate securities, ETNs and emerging market securities (as mentioned above). Please include a reference to each of these investments in the *Principal Investment Policies and Practices* section, and if appropriate, in the Prospectus Summary. If any of these securities are not principal investments of the Fund, please move their discussion to the SAI.

13. In *Principal Risks, Variable Rate Securities*, on page 16, please disclose that typically floating rate securities, and any others as may be applicable, are rated below investment grade and that securities with such ratings are commonly referred to as "junk bonds".

14. In *Commodities* on page 18, it refers to "[i]nvesting in physical commodities, either *directly* or through complex securities, such as ETNs…[emphasis added]". However, as a fundamental restriction, as stated on page 3 of the SAI, the Fund may not [p]urchase or sell physical commodities". Please correct this inconsistency.

15. On page 18, in *Tax Risk*, please disclose any advanced notice that may be provided to shareholders in the event that the Fund fails to qualify as a RIC.

16. On page 20, it states that the Fund's "[p]ortfolio holdings *information* can be viewed [on its website] [emphasis added]." Item 9(d)(ii) of Form N-1A requires the Fund to "[s]tate that a description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio securities is available (i) in the Fund's SAI; and *(ii) on the Fund's website, if applicable* [emphasis added]."

17. In *Management*, at the bottom of page 20, please state, as required by Item 10(a)(1)(iii) of Form N-1A, that a discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund is available in the Fund's annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.

18. On page 24, in *Choosing a Share Class*, there is reference to a "deferred sales charge of 1% on purchases of $1 million or more sold within 18 months" for Class A shares. In accordance with Item 3, Instruction 2 of Form N-1A, please include these fees in the fee table in the Prospectus Summary.

19. On page 28, it states that "any investment of $1 million or more [is placed] in Class A shares, since Class A's *annual expenses are lower*." However, with the imposition of the redemption fee of 1% on purchases of $1 million or more sold within 18 months, the Class A shares annual expenses are only lower for shares not sold within 18 months of purchase. Please revise this statement accordingly.

20. On page 30, in *Distribution and Service (12b-1) Fees*, if the full fee under the Fund's 12b-1 plan will not be paid by the Fund, and the fee is not shown in the fee table, please include a footnote to the fee table disclosing the full 12b-1 fee authorized and stating that the Fund has agreed not to pay more than the amount shown in the fee table for the next 12 months.

Statement of Additional Information

21. On page 3, the Fund states that as a fundamental investment policy, it may not "invest more than 25% of the Fund's net assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities *or securities of other investment companies*… [emphasis added]." Please note that to the extent that a fund is invested in underlying funds, the SEC takes the position that the Fund should look-through to the holdings of the underlying funds to monitor its industry concentration policy. Accordingly, please confirm that the Fund will

look through affiliated funds, and that the Fund will not ignore information about unaffiliated funds, when it determines its underlying concentration.

22. On page 59, in *Policies and Procedures Regarding the Release of Portfolio Holdings*, please add disclosure to fulfill the requirements of Form N-1A, Item 16(f)(1)(vi) to describe "the procedures that the Fund uses to ensure that disclosure of information about portfolio securities is in the best interests of Fund shareholders, including procedures to address conflicts between the interests of Fund shareholders, on the one hand, and those of the Fund's investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter, on the other."

23. In *Portfolio Managers*, on page 72, as required in Item 20(a)(3) of Form N-1A, for each of the categories of accounts included in the table on this page, please provide the number of accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account.

*   *   *   *   *   *   *   *

Please respond to our comments above in an amendment to the registration statement. Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Notwithstanding our comments, at the time the Trust requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

       Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

/s/ Karen Rossotto

Karen Rossotto
Senior Counsel